February 22, 2013

Ms. Anu Dubey
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Amana Mutual Funds Trust (the "Trust")
Response to Staff comments on PRE14A filing

Dear Ms. Dubey:

This letter responds to the comments that you recently gave in connection with the Trust's PRE14A filing, as well as an amended PRE14A filing incorporating the amendments referenced herein.

In connection with the above-referenced filing, the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In response to Staff comments, the Trust has amended the PRE14A filing as follows:

Page 11    In the section "Information Regarding Nominees — Table I. For Election At The Meeting"

  Added a footnote describing Mar-Jac Poultry, Inc. as a beneficial owner of 5% or more of the outstanding shares of the Amana Developing World Fund.

Thank you for your comments. We hope that you find these amendments to be responsive. Should you have any questions, please do not hesitate to contact me at 360.734.9900.

Very truly yours,

/s/Nicholas Kaiser

Nicholas Kaiser
President